UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

Commission file number: 000-29180

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Intrawest 401(k) Retirement Plan
Intrawest U.S. Holdings Inc.
221 Corporate Circle
Golden, CO 80401

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Intrawest Corporation
Suite 800
200 Burrard Street
Vancouver, British Columbia
Canada V6C3L6
(604) 669-9777

KPMG

INTRAWEST 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Information

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

INTRAWEST 401(k) RETIREMENT PLAN

Table of Contents

Independent Auditors' Report

The Administrative Committee
Intrawest 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
July 9, 2003

INTRAWEST 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

Assets		**2002**	**2001**
Investments:			
Investment contract pooled separate accounts	$	23,091,441	21,327,234
Investment in the general assets of the New England Mutual Insurance Company		7,187	4,599
Intrawest Corporation common stock		510,034	537,372
Loans to participants		1,261,965	835,619
Total investments		24,870,627	22,704,824
Receivables:			
Participant contributions		131,759	104,580
Employer contributions		52,866	62,494
Total receivables		184,625	167,074
Total assets		25,055,252	22,871,898
Liabilities			
Other liabilities		7,244	20,196
Net assets available for plan benefits	$	25,048,008	22,851,702

See accompanying notes to financial statements.

INTRAWEST 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment loss:		
Interest and dividend income	$ 63,063	88,826
Net realized and unrealized depreciation in the fair value of investments	(3,793,715)	(2,500,121)
Other income	2,030	19,599
Total investment loss	(3,728,622)	(2,391,696)
Contributions:		
Participant contributions	3,691,599	3,267,771
Employer contributions	1,398,815	1,250,499
Rollovers	39,513	288,054
Total contributions	5,129,927	4,806,324
Total additions	1,401,305	2,414,628
Deductions:		
Benefit payments to participants	1,598,941	1,907,773
Administrative expenses	27,085	32,517
Total deductions	1,626,026	1,940,290
Increase (decrease) in net assets available for plan benefits	(224,721)	474,338
Net assets available for plan benefits:		
Beginning of year	22,851,702	22,377,364
Transfer from Sandestin Resort & Club, Inc. Retirement Savings and Investment Plan (note 1)	2,421,027	—
End of year	$ 25,048,008	22,851,702

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Intrawest 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Stratton Corporation (Stratton) in June 1978. All employees of the Stratton Corporation, Intrawest U.S. Holdings Inc., Snowshoe Mountain, Inc., Copper Mountain, Inc., Intrawest California Holdings, Inc., Mountain Creek Resort, Inc., Intrawest Resort Ownership U.S. Corp., Intrawest Retail Group, Inc., Intrawest Sandestin Company, LLC, Intrawest Golf Holdings, Inc., Intrawest Resorts, Inc., Intrawest Hospitality Management, and Intrawest Golf Management, Inc. (collectively referred to as the Company) who have completed one year of service of at least 1,000 hours and have attained the age of 21 are eligible to participate in the Plan. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Plan Merger

The board of directors of Intrawest Corporation merged the Sandestin Resort & Club, Inc. Retirement Savings and Investment Plan into the Plan. Participant accounts were transferred to the Plan on December 12, 2002.

(c) Contributions

Each year, participants may contribute pretax annual compensation, as defined in the Plan, not to exceed $11,000 and $10,500 in 2002 and 2001, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The average deferral percentage of certain highly compensated employees exceeded that of nonhighly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2002 and 2001. Plan assets in the amount of $7,244 and $20,196 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability to these participants at December 31, 2002 and 2001, respectively.

Subject to certain limitations, the Company will contribute at a rate determined by the sponsor of the Plan. The Plan also provides for discretionary Company contributions, which are allocated to participants' accounts based on the relative compensation of participants. Company matching contributions were equal to 50% of the first 6% of compensation deferred during 2002 and 2001. There were no discretionary Company contributions during 2002 and 2001.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching and discretionary contributions, and earnings (losses) thereon.

(e) ***Vesting***

Participants are immediately vested in their contributions plus earnings thereon. Employees participating in the plan prior to January 1, 1998 are 100% vested in Company contributions.

For participants joining the Plan subsequent to January 1, 1998, Company contributions vest based upon the following schedule:

Years of service	Vesting percentage
1	20%
2	40%
3	60%
4	80%
5	100%

(f) ***Investment Options***

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options managed by the New England Mutual Insurance Company. These options are grouped into the following investment fund types:

Profile Series Funds – These funds offer a diversified mix of investing opportunities from conservative to aggressive focusing on long-term results.

International Funds – These funds invest in foreign markets.

Small-Cap Funds – In these funds, investments are generally made in the common stocks of smaller companies that fund managers believe are undervalued or offer an excellent opportunity for growth.

Mid-Cap Funds – Generally, investments are made in the common stocks of medium or large companies that fund managers believe offer growth potential.

Large-Cap Funds – Generally, these funds invest in large companies with histories of stable earnings and dividends, as well as bonds.

Bond Funds – These funds provide investors with an opportunity for income and protection of capital by investing in corporate and government bonds. They do not guarantee a specific rate of return.

Short-Term Fund – This fund provides investors with high liquidity and an opportunity for current income.

Intrawest Corporation Stock Fund – This fund is comprised solely of common stock of Intrawest Corporation.

Participants may change their investment options daily.

(g) Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account. Interest rates on participant loans range from 6.5% to 11%.

(h) Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for one year following the receipt of a hardship withdrawal.

(i) Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump sum payment, an annuity or installments equal to 100% of their accrued benefit upon reaching the early retirement age of 55, the normal retirement age of 65, termination of employment or upon death or disability. The accrued benefit includes the sum of the value of participant's contributions, allocations of earnings (losses), and the vested portion of Company contributions. Participants employed beyond age 59½ may withdraw their accrued benefit.

(j) Forfeited Accounts

Forfeited accounts are used by the Company to either satisfy its future matching contribution requirements or to pay administrative expenses of the Plan. At December 31, 2002 and 2001, forfeited accounts totaled approximately $156,000 and $98,000, respectively. In 2002 and 2001, the amount of forfeitures used to pay Plan expenses was approximately $27,000 and $34,000, respectively. The remaining forfeitures are available to offset future Company matching contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b) Investments

Investments in Intrawest Corporation common stock, which are valued based on the quoted market price, are held and maintained by Wells Fargo West, N.A., the Plan's trustee. Investments maintained in a pooled separate account are recorded at contract value which approximates fair value and are maintained by the New England Mutual Insurance Company. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day in the Plan year. Loans to participants are recorded at the amount borrowed less repayments, which approximates fair value. Investment transactions are recorded on the trade date. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

(c) Administrative Expenses and Distributions

Administrative expenses are either paid directly by the Plan or through the use of forfeited nonvested accounts. Distributions are recorded when paid.

(d) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ from those estimates.

(e) Realized and Unrealized Gains and Losses

Realized and unrealized gains and losses, as reported in the accompanying statements of changes in net assets available for Plan benefits, is the cumulative difference between the fair value and the related cost of the Plan's investments. Such income (loss) is allocated to participants' accounts based on relative participant account balances.

(3) Investment Contract With Insurance Company

The Plan has entered into an investment contract with the New England Mutual Insurance Company in which contributions are maintained in a pooled separate account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the New England Mutual Insurance Company, as it is fully benefit responsive.

(4) Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Under the provisions of the Plan, if the Plan is terminated, the accounts of all participants would become vested and the Plan trustee would distribute the assets in the Plan to participants.

Additionally, the Plan sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant's vested accrued benefit.

(5) Investments

The following investments represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

		2002	2001
Profile Series 1	$	2,715,119	3,496,807
Profile Series 2		5,284,908	5,462,394
Profile Series 3		1,435,264	1,386,372
America Century Ultra		2,241,259	1,926,769
Maxim Money Market		2,044,174	1,326,234
Participant loans		1,261,965	*

* At December 31, 2001, participant loans represent less than 5% of the Plan's net assets.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

		2002	2001
Contract pooled separate accounts	$	3,624,780	2,456,983
Intrawest Corporation common stock		168,935	43,138
	$	3,793,715	2,500,121

(6) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(7) Prohibited Transaction

During 2002 and 2001, the Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to approximately $1,606,489 and $8,030 in 2002 and 2001, respectively, and resulted in lost earnings of approximately $69,794 and $920, respectively, as calculated by the Plan administrator. The Company has made additional contributions to credit these lost earnings to employee accounts.

(8) Risks and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for plan benefits.

Schedule 1

INTRAWEST 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or minimum		Current value
The New England Mutual Insurance Company*	Profile Series Funds:		
	Profile Series 1	$	2,715,119
	Profile Series 2		5,284,908
	Profile Series 3		1,435,264
	Profile Series 4		579,467
	Profile Series 5		354,944
The New England Mutual Insurance Company*	International Funds:		
	Maxim Invesco		38,948
	Fidelity Advisors Overseas		182,801
	Putnam Global Growth		314,122
	Maxim Index European		41,204
	Maxim Index Pacific		83,992
The New England Mutual Insurance Company*	Small-Cap Funds:		
	Maxim Ariel Small-Cap Value		443,570
	Maxim Loomis Sayles Small-Cap Value		490,324
	Orchard Index 600		299,155
	Lord Abbett Developing Growth		255,823
The New England Mutual Insurance Company*	Mid-Cap Funds:		
	AIM Constellation		808,453
	Maxim T. Rowe Price Mid-Cap Growth		410,206
The New England Mutual Insurance Company*	Large-Cap Funds:		
	Fidelity Advisors Equity Income		372,161
	Maxim Value Index		295,296
	Putnam Fund for Growth and Income		281,351
	Fidelity Advisors Growth Opportunities		492,731
	Orchard S&P 500 Index		435,794
	AIM Charter		587,257
	Maxim Founder's Growth and Income		112,426
	Maxim Growth Index		571,056
	AIM Weingarten		343,111
	American Century Ultra		2,241,259
The New England Mutual Insurance Company*	Bond Funds:		
	Maxim Loomis Sayles Corporate Bond		212,054
	Maxim U.S. Government Mortgage Securities		610,526
	Maxim Bond Index		350,221
	Maxim Short-Term Maturity		164,180
	Maxim Global Bond		83,728
The New England Mutual Insurance Company*	Money Market Fund:		
	Maxim Money Market		2,044,174
The New England Mutual Insurance Company*	General assets		7,186
The New England Mutual Insurance Company*	Unallocated contributions		155,817
Intrawest Corporation*	Common stock		510,034
Participant loans	6.5%-11%, amortized over not more than five years, secured by a portion of participant account		1,261,965
		$	24,870,627

*Denotes a party-in-interest.

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent auditors' report.

Schedule 2

INTRAWEST 401(k) RETIREMENT PLAN

Schedule of Nonexempt Transactions

December 31, 2002

(a) **Identity of Party Involved**

Intrawest U.S. Holdings Inc.

(b) **Relationship to Plan**

Employer

(c) **Description of Transaction**

Untimely deposit of employee contributions during 2002 amounting to $1,606,489 and resulting in lost earnings calculated through June 30, 2003 of $69,794. Lost earnings and contributions are expected to be contributed to the Plan in July, 2003.

See accompanying independent auditors' report.

EXHIBIT INDEX

23.2 Consent of KPMG LLP

Exhibit 23.2

Consent of Independent Auditors

Board of Directors
Intrawest Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Intrawest Corporation of our report dated July 9, 2003, relating to the statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedule for the year ended December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Intrawest 401(k) Retirement Plan.

KPMG LLP

KPMG LLP

Denver, Colorado
July 14, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Intrawest 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15 2003

Intrawest 401(k) Retirement Plan
(Name of Plan)

By: ____________________
/s/ ________________